Pink Bench Distilling Crowdfund Montana Equity Fundraise Video

Shawna Kelsey - Rural Development Specialist & Owner of Pink Bench Distilling
[00:00:15]
If you have apples in your yard, a bear could literally come into your yard, climb the tree, and sit in there for a weekend, which doesn't work out well for the bears or for the people or for the trees.

Kristina Boyd – Wildlife Biologist & Owner of Pink Bench Distilling
[00:00:33]
One of the biggest things that we can do in our town to help wildlife is to help ourselves by picking those apples.

Shawna Kelsey [00:00:44] So we got a big cider press and worked together to start this Apple Festival. And it was just an overwhelmingly positive response. So we got to thinking, what can we do with those apples? How could we… market a product that utilizes those apples and further encourages people to pick their trees?

Kristina Boyd
[00:01:04]
Well, you can sell apple juice. But maybe you can make a product that's even better, and that product is apple brandy. So not only, um, do we have experience in creating new and fun environments that bring people together, but we have this purpose driven Apple Brandy Distillery that would bring together, um, the ideals of conservation and economics and… create market based solutions for conservation issues.

Ashley South – Local Conservation Specialist
[00:01:43]
It's just a new way to think about conservation, and I love that, um, because it's good for people, it's good for wildlife, and it's good for the landscape as a whole. And so it's kind of a win-win-win effort there. [Laughs]

Kristina Boyd
[00:02:06]
We have all this forest surrounding us and we have over 35 different plants that are Federally okay to use in our alcohols. So we can create a local economy of people working in the woods to sustainably harvest different botanicals that we can use for gins and for our liqueurs.

Nicole Garrison – Product Taste Tester
[00:02:34]
The first one I tried was the one with all the.. the different berries in it, um, it was very delightful. And then the next one I tried was the Gingerbread Wildman, which… I'm smitten with that one. I can taste the ginger and the dandelion. So, you know, I already loved the idea of the wild ingredients that you're putting in them and for them to be locally sourced from Troy… I mean, how neat is that?

Shawna Kelsey
[00:03:09]
There was a small economic development effort in Troy that included painting the benches in town. And we happened to acquire one of them with the purchase of our distillery building. So there is a hot pink bench next to our building. And we just really like that idea

that there's these bright pink benches in the middle of a logging and mining town. And the pink bench is a little symbol of… of… the potential in these small towns… potential for a rich life. So when we were looking at the different options for investing, we were really attracted to this crowdfunding option, because… we would like our community and… and broader network to feel like they're part of this business. It's not just for us. We really wanted the community to feel like they have some ownership in this… in this business.

Kristina Boyd
[00:04:10]
There's just a whole plethora of different reasons that you would want to invest in this business. It brings a whole cross-section of people together under one roof. So you have people who are interested in making the community a better place economically. You have people who are interested in helping conserve grizzly bears. You have people who are interested in creating jobs in the woods.

Shawna Kelsey
[00:04:34]
And so we will, of course, be distributing our products across the state. And then later on, we'll look at expanding into other states, especially in the West. And we are on a major highway that goes through Montana. So for, um, tourists traveling through from Canada to go to Glacier Park, or Idaho or Washington, um, they have to come through our town. So they're gonna also have to stop and have a drink.

Jim Hammons – County Administrator & Former Mayor
[00:05:05]
The big thing about our area, I don't think it's been discovered yet. If you can get that little niche like you're talking about, I think that's very important for people to come to this area. You know, so yeah, distillery could be very, very popular. I think it could be very, very successful.

Dallas Carr – Recent Mayor & Retired Miner
[00:05:21]
They go to that place skiing, they go to that place shopping, why can't they stop in Troy to… get gas, get that corn dog, have that steak dinner, stop in and have a shot of whiskey. And, uh, for you guys to do it, that's a big endeavor on your part. So I support you 100%.

Ashley South
[00:05:38]
So I feel like people are going to, um, see this as a unique way to support local business and community and conservation. And so… what's not to love about that? [Laughs]